Filed by: Connecticut Water Service, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Connecticut Water Service, Inc. (Commission File No.: 0-8084)

This filing relates to the proposed transaction between SJW Group (“SJW Group”) and Connecticut Water Service, Inc. (“CTWS”) pursuant to the Agreement and Plan of Merger, dated as of March 14, 2018, among SJW Group, Hydro Sub, Inc. and CTWS.

The following is a press release which CTWS issued on May 9, 2018 announcing its first quarter 2018 financial results.

93 West Main Street, Clinton, CT 06413

Connecticut Water Service Inc. Reports First Quarter 2018 Results

•	Revenues Increase 9 Percent
•	PURA and MPUC Regulatory Applications Filed for Merger of Equals With SJW Group
•	PURA Decision on Connecticut Water Settlement Agreement Expected

CLINTON, Conn. — May 9, 2018 — Connecticut Water Service, Inc. (Nasdaq: CTWS) announced a net loss of $1.2 million or $0.10 loss per basic common share for the first quarter of 2018 on total revenues of $26.4 million. Total revenues include revenues generated by the Company’s three business segments: Water Operations, Service and Rentals, and Real Estate. In the first quarter of 2017, the Company had net income of $4.1 million or $0.36 per basic common share, on total revenues of $24.2 million.

The $5.3 million decrease in net income was driven primarily through a non-recurring tax benefit in the first quarter of 2017 that was related to the release of previously reserved tax liabilities for the Maine Water Company (Maine Water), and costs in 2018 related to the merger of equals with SJW Group that was announced on March 15, 2018. Excluding these two items, net income was about $900,000 lower than in 2017.

Results were also driven by increased operating expenses, depreciation, and less Allowance for Funds Used During Construction (AFUDC) benefit. The Company’s $36.3 million Rockville Water Treatment Facility was placed into service during the second quarter of 2017 and was the primary reason for the reduced AFUDC benefit. The Company negotiated a Settlement Agreement (Agreement) in February 2018 with the Office of Consumer Counsel that would allow for the recovery of that infrastructure investment through an increase on customer bills. The Connecticut Public Utility Regulatory Authority (PURA) has approved the Company’s request for a limited rate reopener to consider the Agreement and held public hearings on the Agreement in April. Additional provisions of the Agreement are noted later in this news release.

Operating revenues increased $2.4 million from the same quarter of the previous year, primarily driven by the 2017 acquisitions of the Heritage Village and Avon water companies in Connecticut, increased Water Infrastructure and Conservation Adjustment (WICA) and Water

Infrastructure Charge (WISC) surcharges, and a general rate increase in Maine Water’s Biddeford-Saco Division, which became effective in December 2017.

David C. Benoit, president and CEO of Connecticut Water, says the first-quarter of 2018 laid the groundwork for increased growth and customer satisfaction. Mr. Benoit stated, “Our pending merger of equals with SJW Group will create the third-largest investor-owned water and wastewater utility in the nation. Our shareholders, who have invested in us because our only business is water, wastewater, and related services, will benefit from being part of a larger combined company that shares our mission, vision and values — including an unwavering commitment to customer satisfaction and the communities we serve.”

Merger of Equals With SJW Group

On March 15, 2018, CTWS and SJW Group (NYSE: SJW) announced that both companies’ boards of directors had unanimously approved a definitive agreement to combine through a merger of equals to create the third-largest investor-owned water and wastewater utility in the United States, based on pro forma enterprise value and combined rate base. The increased scale and more diverse geographic footprint of the new organization provide the opportunity for investments in service and reliability that can enhance value for shareholders, customers and communities. Additional information regarding the transaction is available at www.sjw-ctws.com.

Recent Developments

Applications for the approval of Connecticut Water’s merger of equals with SJW Group were filed with PURA and the Maine Public Utilities Commission (MPUC) on May 4, 2018.

On April 30, 2018, Connecticut Water and SJW Group jointly announced that the Federal Trade Commission has granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with respect to the companies’ merger of equals.

The companies anticipate the transaction to close during the fourth quarter of 2018.

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Settlement Agreement

On February 7, 2018, the Connecticut Water Company (Connecticut Water) filed a motion with PURA to reopen its last rate decision for the purpose of considering a Settlement Agreement negotiated with the Office of Consumer Counsel. Under the terms of the Settlement Agreement:

•	Connecticut Water would begin to recover through increased rates the $36.3 million of plant in service with Connecticut Water’s generational investment in clean drinking water at the newly upgraded Rockville Drinking Water Treatment Facility.

•	The current WICA surcharges on customers’ bills would be rolled into base rates and the surcharge reset to zero.

•	Connecticut Water would not increase its base rates until January 2020, at the earliest, with an exception for extraordinary circumstances.

A final decision is expected to be issued by PURA no later than July 11, 2018, with rates effective soon thereafter.

WICA and WISC

Maine Water files for WISC increases with the MPUC on a system-by-system basis. Six WISC applications filed since the fourth quarter of 2017 have been approved in 2018, and the WISC surcharge in the Biddeford Saco division has been reset to zero with the approval of the general rate case in December 2017. The current overall approved cumulative WISC surcharge for all divisions of Maine Water is 6.9 percent. The maximum WISC surcharge allowed in Maine ranges from 10 to 20 percent, depending on the size of the water system.

The current WICA charge is 9.98 percent for Connecticut Water and 7.51 percent for Avon Water. Heritage Village Water has not filed for a WICA surcharge.

WICA and WISC allow for recovery of eligible infrastructure replacements on a semiannual basis. Through WICA and WISC, Connecticut Water and Maine Water combined have replaced more than 130 miles of aging water main and pump stations, constructed storage tanks, and funded treatment improvements.

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About CTWS

CTWS is one of the 10 largest U.S.-based publicly traded water utilities, and is listed on the Nasdaq Global Select Market under the ticker symbol CTWS. Through its regulated utility subsidiaries, CTWS serves more than 135,000 water customers, or more than 425,000 people in 80 communities across Connecticut and Maine, and more than 3,000 wastewater customers in Southbury, Connecticut.

Since January 2012, CTWS has grown its customer base by more than 45 percent, or more than 44,000 customers, primarily through large acquisitions in Maine in 2012 and the acquisitions of Heritage Village Water Company and Avon Water Company in Connecticut in 2017.

Additional information regarding results, performance or achievements noted in this news release is available in CTWS’s Form 10-Q that was filed with the SEC today. A link to the 10-Q filing can be found at http://ir.ctwater.com.

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Connecticut Water Service, Inc. & Subsidiaries

Condensed Consolidated Selected Financial Data (unaudited)

(In thousands except per share amounts)	March 31, 2018	March 31, 2017

Operating Revenues	$24,853	$22,463
Other Water Operations Revenues	373	323
Real Estate Revenues	–	212
Service and Rentals Revenues	1,205	1,210
Total Revenues	$26,431	$24,208
Total Operating Expenses	$20,575	$17,110
Other Utility Income, Net of Taxes	$267	$165
Total Utility Operating Income	$4,545	$5,518
Gain (Loss) on Property Transactions, Net of Taxes	$–	$33
Non-Water Sales Earnings (Services and Rentals), Net of Taxes	$396	$258
Net (Loss) Income	$(1,227)	$4,068
Net (Loss) Income Applicable to Common Shareholders	$(1,236)	$4,059
Basic (Loss) Earnings Per Average Common Share	$(0.10)	$0.36
Diluted (Loss) Earnings Per Average Common Share	$(0.10)	$0.36
Basic Weighted Average Common Shares Outstanding	11,862	11,139
Diluted Weighted Average Common Shares Outstanding	12,080	11,365
Book Value Per Share	$23.94	$21.99

Condensed Consolidated Balance Sheets (unaudited)

(In thousands)	March 31, 2018	March 31, 2017

ASSETS
Net Utility Plant	$699,629	$636,610
Current Assets	36,191	31,108
Other Assets	166,144	170,831

Total Assets	$901,964	$838,549

CAPITALIZATION AND LIABILITIES
Shareholders’ Equity	$289,419	$254,325
Preferred Stock	772	772
Long-Term Debt	252,194	205,589
Current Liabilities	47,072	53,838
Other Liabilities and Deferred Credits	181,327	210,403
Contributions in Aid of Construction	131,180	113,622
Total Capitalization and Liabilities	$901,964	$838,549

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Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of the Company or the stockholders of SJW Group for the transaction are not obtained; (2) the risk that the regulatory approvals required for the transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the transaction is not obtained; (4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the transaction; (6) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (7) risks that the proposed transaction disrupts the current plans and operations of SJW Group or the Company; (8) the ability of SJW Group and the Company to retain and hire key personnel; (9) competitive responses to the proposed transaction; (10) unexpected costs, charges or expenses resulting from the transaction; (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative and economic developments. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 filed by SJW Group with the SEC on April 25, 2018 in connection with the proposed transaction.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to the Company’s overall business and financial condition, including those more fully described in the Company’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017 and SJW Group’s overall business, including those more fully described in SJW Group’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017. Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither the Company or its management nor SJW Group or its management undertakes any obligation to update or revise any forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction between the Company and SJW Group, SJW Group filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of the Company and SJW Group that also constitutes a prospectus of SJW Group. The Company will also file a GREEN proxy card with the SEC, and the Company and SJW Group may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which the Company or SJW Group has filed or may file with the SEC. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND SJW GROUP ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.

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Investors and security holders may obtain free copies of the Form S-4 and joint proxy statement/prospectus and any other documents filed with the SEC by the Company or SJW Group through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by the Company will be made available free of charge on the Company’s investor relations website at https://ir.ctwater.com. Copies of documents filed with the SEC by SJW Group will be made available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

The Company, SJW Group and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of the Company and SJW Group securities in respect of the proposed transaction between the Company and SJW Group. Information regarding the Company’s directors and officers is available in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated April 6, 2018, which are filed with the SEC. Information regarding the SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by the Company and SJW Group. These documents will be available free of charge from the sources indicated above.

News media contact:

Daniel J. Meaney, APR

Director of Corporate Communications

Connecticut Water Service, Inc.

93 West Main Street, Clinton, CT 06413-1600

(860) 664-6016